13G

CUSIP NO. Y1505D102	Page 12 of 12

Exhibit 99.2

Item 7 Information

The securities being reported on by the reporting persons herein as parent holding companies are owned, or may be deemed to be beneficially owned as follows:

Company	Type of Company .

Realindex Investments Pty Limited	IA (AU registered)
Colonial First State Investments Limited	IA (AU registered)
First State Investments (Singapore)	IA (SNG registered)
First State Investments (Hong Kong) Limited	IA (HK registered)